EXHIBIT 99.1

Yamana Gold Announces Positive Exploration Results Underpinning Strategic Upside at Odyssey and Wasamac; East Gouldie Exploration Drilling Continues to Highlight Significant Expansion Potential; Infill Drilling Results at Wasamac Support an Expanded Production Scenario

Download a PDF of detailed drill hole results for Odyssey
Download a PDF of detailed drill hole results for Wasamac

TORONTO, July 27, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the "Company”) is pleased to announce positive exploration drilling results at both Odyssey and Wasamac, as the Company continues to advance its strategic initiatives across its portfolio, further underpinning its strategic outlook and efforts to meaningfully extend its sustainable production platform.

Notable highlights at Odyssey include East Gouldie infill and exploration drilling, which continues to demonstrate both significant expansion potential and excellent mineralization continuity and consistency. With twelve surface diamond drill rigs active on East Gouldie, as well as four underground drill rigs on Odyssey South, ongoing drilling is expected to convert a significant portion of the 2021 year-end inferred mineral resources to indicated mineral resources for 2022 year-end reporting, and, as well, significantly expand the inferred mineral resource envelope. At Wasamac, infill drilling results continue to confirm or exceed expected grades and widths, highlighting the continuity and tenor of mineralization. Along with positive step out drill results from Wildcat South, these results provide support for an expanded production scenario within and adjacent to the known mineral envelope at Wasamac.

The Company’s exploration success and track record of mineral reserve replacement and mineral resource growth supports a clear pathway toward realizing significant and progressive production increases and increased cash flow generation.

Odyssey Exploration Update

Yamana and Agnico Eagle Mines Ltd., who each hold a 50% interest in the Canadian Malartic General Partnership (the “Partnership”), owner and operator of the Canadian Malartic mine, announced a positive construction decision for the Odyssey underground project at Canadian Malartic on February 11, 2021. The size, continuity and growth potential of the East Gouldie mineralized zone is highlighted by the rapid resource growth and consistent infill drill results, including the latest infill drilling results reported herein. The East Gouldie zone was discovered in the fourth quarter of 2018 and the decision to start the shaft development was made in the first quarter of 2021, prior to the declaration of mineral reserves, on the basis of 0.8 million ounces of indicated mineral resources (100% basis) and 13.5 million ounces of inferred mineral resources (100% basis). By year-end 2021, that decision was validated by further infill drilling, when 1.5 million ounces (11.9 million tonnes grading 3.88 g/t gold) had been converted to indicated mineral resources, and an additional 1.2 million ounces (10.7 million tonnes at 3.4 g/t gold) had been added to inferred mineral resources, largely within the 2020 East Gouldie resource envelope.

The main objectives of the 2022 drilling program are to convert the inferred resource to indicated, complete additional infill and delineation drilling on the Odyssey zones, as well as to carry out further exploration drilling to expand the current mineralized envelope. To that end, by the end of the second quarter of 2022, completed drilling included 42,018 metres of infill on East Gouldie, 10,450 metres of exploration drilling on East Gouldie expansion, outside the resource envelope, and 31,700 metres of conversion drilling on Odyssey South. Additionally, 14,600 metres of exploration drilling were completed on East Gouldie extension, in the eastern extension of the East Gouldie plane. Drilling in all sectors continues to provide excellent grades and widths. Highlights include the following estimated true widths intercepts:

East Gouldie Infill:

  MEX21-230WB, 6.45 g/t of gold over 22.53 metres;
  MEX22-233, 5.03 g/t of gold over 33.24 metres;
  MEX21-225WBZ, 2.23 g/t of gold over 60.26 metres; and
  MEX21-228W, 6.93 g/t of gold over 27.50 metres.

East Gouldie Extension Exploration:

  MEX22-232, 3.85 g/t of gold over 5.98 metres;
  RD21-4689AA, 4.11 g/t of gold over 7.90 metres* (*core length); and
  MEX22-231, 1.84 g/t of gold over 62.92 metres.

Odyssey South Conversion:

  UGOD-021-007, 19.11 g/t of gold over 7.40 metres;
  UGOD-021-002, 5.24 g/t of gold over 17.04 metres;
  UGOD-026-010, 17.57 g/t of gold over 8.64 metres; and
  UGOD-016-051, 28.66 g/t of gold over 6.62 metres.

Infill drilling in 2022 continues to demonstrate remarkable grade and width continuity in the East Gouldie mineralized zone, with indicated resource drilling meeting or exceeding the grade and width of the reported inferred resource, validating the inferred resource estimate. With twelve surface diamond drill rigs active on East Gouldie, as well as four underground drill rigs on Odyssey South, ongoing drilling is expected to convert a significant portion of the 2021 year-end inferred mineral resource to indicated mineral resources for 2022 year-end reporting. As well, drilling is expected to significantly expand the inferred resource envelope. These new indicated resources will provide the basis for updated technical studies in 2023 that will allow definition of mineral reserves for the Odyssey underground project over the next few years, starting at the end of 2022.

Table 1: East Gouldie Infill and Odyssey Conversion Drill Intercepts, Select for Intervals Greater than 50 gram metres metal factor (Gold g/t Uncapped Multiplied by Estimated True Width in Metres)

Drill hole	Zone	Type	Including	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (20 g/t Au, capped)	Depth of midpoint below surface (m)
MEX20-183W	East Gouldie - South Zone	Infill		1393.35	1406.50	13.15	9.71	9.76	7.78	-1185
MEX21-219ZA**	East Gouldie - South Zone	Infill		1878.00	1902.50	24.50	21.00	5.70	-	-1661
			Incl.	1892.50	1901.00	8.50	7.29	12.29	-	-1664
MEX21-221ZA**	East Gouldie - South Zone	Infill		1687.50	1718.00	30.50	30.23	2.58	-	-1374
MEX21-221ZB**	East Gouldie - South Zone	Infill		1720.10	1754.00	33.90	32.62	2.47	-	-1483
MEX21-224WA**	East Gouldie - NS Unified Zone	Infill		1743.10	1775.00	31.90	27.86	2.21	-	-1525
MEX21-224WZB**	East Gouldie - NS Unified Zone	Infill		1728.50	1768.05	39.55	37.02	2.68	-	-1501
MEX21-225WBZ**	East Gouldie - South Zone	Infill		1568.60	1638.50	69.90	60.26	2.23	-	-1439
MEX21-226WA	East Gouldie - South Zone	Infill		1820.50	1857.40	36.90	35.34	3.34	-	-1622
			Incl.	1847.20	1857.40	10.20	9.77	7.33	-	-1631
MEX21-226WB	East Gouldie - South Zone	Infill		1890.40	1935.00	44.60	33.16	2.56	-	-1718
			Incl.	1902.00	1911.00	9.00	6.69	6.17	-	-1714
MEX21-227Z	East Gouldie - South Zone	Infill		1647.90	1701.55	53.65	39.11	2.24	-	-1554
MEX21-228W**	East Gouldie - South Zone	Infill		1742.50	1771.45	28.95	27.50	6.93	6.82	-1534
MEX21-230W**	East Gouldie - North Zone	Infill		1439.35	1472.50	33.15	32.00	2.76	2.71	-976
MEX21-230WB	East Gouldie - North Zone	Infill		1459.00	1482.40	23.40	22.53	6.45	-	-1064
MEX22-233**	East Gouldie - North Zone	Infill		1470.45	1504.25	33.80	33.24	5.03	5.00	-1126
			Incl.	1479.25	1489.00	9.75	9.59	9.50	9.50	-1124
	S of East Gouldie - South Zone	Infill		1576.05	1594.50	18.45	18.16	6.86	6.21	-1188
UGOD-016-051**	Odyssey South	Conversion		169.00	177.40	8.40	6.62	28.66	9.06	-318
UGOD-021-002	Odyssey South	Conversion		315.45	347.85	32.40	17.04	5.24	-	-359
UGOD-021-006***	Odyssey Internal	Conversion		242.00	265.60	23.60	-	2.20	-	-325
UGOD-021-007	Odyssey South	Conversion		254.50	266.20	11.70	7.40	19.11	8.70	-323
UGOD-021-008	Odyssey South	Conversion		265.00	285.10	20.10	12.92	6.74	6.59	-344
UGOD-021-011***	Odyssey Internal	Conversion		239.00	250.40	11.40	-	6.56	3.10	-314
UGOD-021-013	Odyssey South	Conversion		231.80	239.00	7.20	5.08	11.02	8.79	-298
UGOD-021-025**	Odyssey South	Conversion		202.15	215.50	13.35	10.64	5.77	3.55	-259
UGOD-026-001	Odyssey South	Conversion		177.20	199.00	21.80	19.00	3.47	-	-252
UGOD-026-010	Odyssey South	Conversion		176.50	185.70	9.20	8.64	17.57	3.44	-256
UGOD-026-012***	Odyssey Internal	Conversion		175.80	191.80	16.00	-	3.69	3.32	-270
** Drillhole not surveyed yet, drill rig still on the set-up ***Composite calculated using Core Length x Gold Grade Uncapped

Exploration of the eastern extension of the East Gouldie structure (East Gouldie Extension) from the Rand property continued during the second quarter. To date in 2022, exploration drilling completed at East Gouldie Extension consists of 14,600 metres, generating eight new pierce points in the eastern extension of the East Gouldie plane. The eastern extension of East Gouldie has now been tested with fifteen pierce points from both the 2021 and 2022 drill programs, providing 300-500 metre-spaced drill centres, and testing a panel beyond the East Gouldie resource measuring approximately 1,500 metres strike by 900 metres down dip. Mineralization at East Gouldie extension remains open in all directions. Highlights from the second quarter drilling include two shallow (approximately 600-1000 metres below surface) drill holes: MEX 21-229, with 1.73 g/t of gold over an estimated true width of 4.37 metres, and hole MEX 22-232, which intersected 3.85 g/t of gold over an estimated true width of 5.98 metres. These holes extend the East Gouldie Extension mineralized plane an additional 900 metres up dip from the previously reported intercept in drill hole RD 20-4659 (see Figure 1). In addition, hole MEX 22-231 extended the mineralized envelope to the west with an intercept of 1.84 g/t of gold over an estimated true width of 62.92 metres. Hole RD 21-4689AA is the deepest and easternmost intercept to date at East Gouldie. This step out hole returned 4.11 g/t gold (3.05 g/t gold capped at 20 g/t gold) over a core length of 7.9 metres. This intercept is located between the East Gouldie and Titan mineralized zones, 2,250 metres below and to the east of hole MEX 22-232 pierce point, underscoring the impressive upside potential at East Gouldie.

Figure 1: Long section East Gouldie and Odyssey Infill Drill Results and East Gouldie Extension Exploration Drilling
https://www.globenewswire.com/NewsRoom/AttachmentNg/dfe7a7c2-0556-4c03-a909-8f1e623f760d

The East Gouldie mineralized plane has now been encountered in drilling over approximately 3,250 metres in strike length and extends for 2,000 metres vertical extent. Positive intercepts at wide spacings in the plane provide excellent opportunities to develop new inferred resources east of the advancing shaft and underground development. These results suggest the potential for a second production shaft that could increase throughput over the longer term.

Table 2: East Gouldie Extension Exploration Drill Intercepts, Select for Intervals Greater Than 5.0 Gram Metres Metal Factor (Gold g/t Uncapped Multiplied by Core Length in Metres)

Drill hole	Zone	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (20 g/t Au, capped)	Depth of midpoint below surface (m)
MEX21-229	East Gouldie - Extension	1224.00	1228.50	4.50	4.37	1.73	-	-936
	East Gouldie - Extension	1514.00	1522.50	8.50	8.49	1.45	-	-1111
MEX22-231**	East Gouldie - North Zone	1651.00	1722.50	71.50	62.92	1.84	-	-1580
MEX22-232	East Gouldie - Extension	769.15	775.90	6.75	5.98	3.85	-	-588
RD20-4659	East Gouldie - Extension	2085.50	2087.00	1.50	1.41	6.43	-	-1659
RD22-4690A	East Gouldie - Extension	1856.20	1860.50	4.30	4.04	3.35	-	-1648
	Between East Gouldie Extension & Titan	2240.00	2243.00	3.00	2.46	4.58	-	-1933
RD21-4689AA	North of East Gouldie Extension	1992.10	1997.20	5.10	4.85	2.91	-	-1922
	East Gouldie Extension	2370.00	2371.05	1.05	1.01	5.77	-	-2276
	Between East Gouldie Extension & Titan	2645.00	2652.90	7.90	2.96	4.11	3.05	-2537
		2724.50	2727.00	2.50	1.61	3.65	-	-2608
RD21-4678AA	East Gouldie Extension	2453.50	2463.00	9.50	4.75	1.21	-	-2380
** Drillhole not surveyed yet, drill rig still on the set-up

With a significant production platform, material cash flow generation and a prominent position within Quebec’s Abitibi District, Canadian Malartic will remain one of the Company’s cornerstone assets and one of the more prolific and generational mines in the world, particularly as the Odyssey mine is developed and comes into production. The Company is taking a disciplined approach to the development of Odyssey with a conservative outlook for initial throughput and production. While the Odyssey mine is expected to initially process 20,000 tonnes per day and produce 500,000 to 600,000 ounces per year, based on the current mine plan, the Company recognizes that there is a large inventory of ounces that is not currently in the mine plan. Odyssey ores will be processed through a plant with an original design capacity of over 55,000 tonnes per day, processing closer to 60,000 tonnes per day, which far exceeds the initial expected throughput of Odyssey. The plant was designed for the larger open pit operations that will end later this decade, and while the Company will scale the plant to the level required for the underground operation, that plant capacity will always be there. The Company’s approach at its other mines has been to conduct extensive exploration which provides flexibility to maximize and increase throughput, and a similar approach will be taken with Odyssey, where delineation of extensions of underground mineralized zones and new zones of mineralization is already occurring. The extension of East Gouldie and discovery of Titan are examples of these underground exploration successes and opportunities. The Company’s efforts at East Amphi, Rand and Camflo also provide potential to add tonnage and production. The Camflo property, which was added to the Partnership in 2021, covers the past producing Camflo mine which had historical production of approximately 1.6 million ounces of gold. An initial evaluation of the Camflo property has identified porphyry and diorite hosted gold mineralization that could potentially be mined via an open pit. Additional studies are underway to initiate an aggressive exploration program in 2023. The Company firmly believes that in its 10-year outlook period, these efforts will lead to more mining areas that will allow the Company to take advantage of available plant capacity, resulting in ore processing that will exceed 20,000 tonnes per day, and sustainable production will then significantly exceed the initial production plan of 500,000 to 600,000 ounces per year.

Wasamac Exploration Update

Wasamac is a development-stage underground gold project located 15 kilometres west of Rouyn-Noranda in the prolific Abitibi-Témiscamingue region of the mining-friendly province of Quebec. The project is well located, adjacent to the Trans-Canada highway and 100 kilometres west of the Company’s Canadian Malartic mine. Three drill rigs continue to advance the infill drilling and exploration programs during 2022.

Exploration activities progressed as planned during the second quarter, with the focus continuing to be placed on infill drilling of the Wasamac resource, increasing confidence in the current resource model and converting inferred resources to indicated, as well as advancing geotechnical studies. To date in 2022, completed infill drilling consists of 29,753 metres in 47 drill holes. Results since mid-2021 continue to confirm or exceed expected grades and widths within the resource area, suggesting good opportunities to increase reserves within and adjacent the known mineralized envelope. Infill drilling highlights from the quarter include the following uncut, estimated true width intervals:

  WS-22-570, 5.70 g/t of gold over 9.74 metres, including 10.44 g/t of gold over 3.50 metres;
  WS-22-566, 5.88 g/t of gold over 11.05 metres, including 2.26 metres grading 19.55 g/t of gold;
  WS-22-568, 5.45 g/t of gold over 16.80 metres, including 14.90 g/t of gold over 3.23 metres and including 13.78 g/t of gold over 1.58 metres; and
  WS-22-589, 5.05 g/t of gold over 54.06 metres, including 7.09 metres grading 18.18 g/t of gold.

Table 3: Wasamac Infill Drill Intercepts, Select for Intervals Greater than 10 Gram Metres Metal Factor (Gold g/t Uncapped Multiplied by Estimated True Width in Metres)

Drill hole	Zone	Including	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Gold grade (g/t) (Uncapped)	Gold grade (g/t) (Capped @ 30 g/t)
WS-21-542	Lower Hanging Wall Zone - Wasa Shear Zone		359.80	372.58	12.78	10.47	1.55	-
WS-21-549	Stockwork Zone (Footwall)		986.60	998.90	12.30	8.70	2.10	-
WS-21-548	Wasa Shear Zone		364.00	380.05	16.05	12.30	2.58	-
WS-21-554	Upper Hanging Wall Zone		712.70	725.50	12.80	9.05	2.19	-
	Wasa Shear Zone		826.90	840.90	14.00	10.72	3.04	-
WS-21-561	Stockwork Zone (Footwall)		779.98	786.50	6.52	5.65	1.87	-
WS-21-562	Upper Hanging Wall Zone		687.14	694.36	7.22	5.53	1.91	-
WS-22-566	Wasa Shear Zone		421.48	436.35	14.87	11.05	5.88	5.38
		Incl.	431.95	434.99	3.04	2.26	19.55	15.15
WS-22-567	Wasa Shear Zone		600.00	634.06	34.06	14.39	2.77	-
		Incl.	625.00	628.84	3.84	1.62	10.03	-
WS-22-568	Wasa Shear Zone		548.00	567.40	19.40	16.80	5.45	5.19
		Incl.	548.87	552.60	3.73	3.23	14.90	13.53
		Incl.	565.66	567.40	1.74	1.58	13.78	-
	Stockwork Zone (Footwall)		591.00	595.00	4.00	3.46	3.23	-
WS-22-570	Wasa Shear Zone		496.22	510.00	13.78	9.74	5.70	-
		Incl.	498.22	503.17	4.95	3.50	10.44	-
WS-22-571	Wasa Shear Zone		555.50	566.50	11.00	8.43	1.71	-
WS-22-572	Wasa Shear Zone		606.35	612.90	6.55	4.21	4.41	-
WS-22-573	Wasa Shear Zone		576.70	589.00	12.30	10.65	2.01	-
	Stockwork Zone (Footwall)		609.61	623.23	13.62	9.63	2.41	-
WS-22-576	Wasa Shear Zone - Stockwork Zone (Footwall)		595.45	611.95	16.50	15.50	2.59	-
WS-22-577	Wasa Shear - Lower Hanging Wall Zone		719.32	729.85	10.53	8.07	3.19	-
WS-22-579	Wasa Shear - Lower Hanging Wall Zone		594.60	612.61	18.01	12.73	3.05	-
		Incl.	606.25	609.50	3.25	2.81	9.08	-
	Stockwork Zone (Footwall)		623.00	630.76	7.76	6.36	1.67	-
			635.60	659.23	23.63	18.10	2.59	-
WS-22-582	Wasa Shear Zone		604.70	623.00	18.30	15.85	2.68	-
	Stockwork Zone (Footwall)		645.00	648.00	3.00	2.12	5.57	-
WS-22-584	Wasa Shear Zone		84.09	99.30	15.21	14.29	2.23	-
WS-22-588	Wasa Shear Zone		674.75	681.06	6.31	4.06	6.31	-
WS-22-589	Wasa Shear Zone - Stockwork Zone (Footwall)		517.45	577.10	59.65	54.06	5.05	4.65
		Incl.	525.75	534.40	8.65	7.09	18.18	15.42
WS-22-591	Wasa Shear Zone		672.00	681.10	9.10	8.55	2.81	-
	Stockwork Zone (Footwall)		709.50	721.00	11.50	8.13	8.14	7.07
		Incl.	712.00	713.80	1.80	1.27	29.30	24.91

Figure 2: Long Section Wasamac Showing Recent Infill Drilling Highlights and Planned Drilling
https://www.globenewswire.com/NewsRoom/AttachmentNg/10b46604-88cd-434e-801e-1a3f7088be42

Figure 3: Wasamac Project, Plan Map of Wildcat Target Area with Recent Drill Highlights at Wildcat South
https://www.globenewswire.com/NewsRoom/AttachmentNg/9809189c-6e9c-4d80-8aaa-934f2fbe696f

Exploration drilling completed in the second quarter included two step out drill holes totaling 1,020 metres in the Wildcat South target, testing the western extension from discovery drill hole WS-21-524, reported in the December 1, 2021 press release 'Yamana Gold Announces The Discovery Of New Mineralized Zones At Wasamac And Provides An Update On Its Growth Projects'. Drill hole WS-21-524 intercepted two new mineralized zones, referred to as Wildcat South #1 and #2 zones, including an upper interval that returned 7.31 g/t of gold over an estimated true width of 3.37 metres, at a downhole depth of 402.93 metres. The new exploration holes cut both the Wildcat South #1 and #2 zones at approximately 120 metres along strike to the west of the previously reported interval, returning estimated true width intervals of 1.46 g/t of gold over 12.30 metres, including 1.23 metres grading 4.97 g/t of gold and 2.81 metres grading 2.01 g/t of gold in drill hole WS-22-580, and 24.50 g/t of gold over 0.67 metres in drill hole WS-21-578. These drill holes provide confirmation of the new mineralized plane, which remains open along strike and to depth. Further exploration drilling will assess and expand on this discovery.

Fieldwork at Francoeur was initiated during the second quarter, including geological mapping, surface sampling and target definition in preparation for exploration drilling, planned to begin during the third quarter of 2022.

Positive infill and exploration drilling results to date indicate the potential for a strategic mine life of 10 to 15 years at 200,000 to 250,000 ounces of gold per year, compared to the LOM average of 169,000 ounces in the feasibility study. The Wasamac deposit is not only open at depth and along strike but the underexplored secondary zones such as Wildcat are showing promising drilling results. Additional exploration targets on the property, including the adjacent Francoeur, Arntfield, and Lac Fortune properties, provide further upside.

As a result of the improved production profile in the updated strategic LOM plan, unit costs are expected to be lower than the feasibility study LOM average all-in sustaining costs(1) of $828 per ounce and, at the feasibility study gold price of US$1,550/oz, the net present value would approximately double assuming the strategic mine life is extended through 2036 at 9,000 tpd.

Other opportunities that continue to be evaluated but are not yet included in the strategic plan include the processing flow sheet optimization to increase metallurgical recoveries by approximately 3% (for which metallurgical testing is ongoing), optimized configuration of the tailings filter plant and paste backfill plant, and increased levels of electrification, automation and renewable energy usage in the project.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Reserves and Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000
Email: Yamana.gold@fticonsulting.com

END NOTES
(1) A cautionary note regarding non-GAAP performance measures and their respective reconciliations, as well as additional line items or subtotals in financial statements is included in Section 11: Non-GAAP Performance Measures and Additional Subtotals in Financial Statements in the Company's MD&A for the three months ended March 31, 2022 and in the 'Non-GAAP Performance Measures' of the associated press release dated April 27, 2022.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans, expectations, beliefs, including future financial or operating performance including exploration drilling plans and the timing thereof, the potential for future growth to mineral resources and mineral reserves, potential additional shaft at East Gouldie, expected timing for permitting and construction of the Odyssey project and potential to expand current LOM plan, the potential expansion of the Wasamac project’s strategic LOM and the Partnership’s potential exploration activities and future increases to production guidance. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.